SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

Publicly-Held Company

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON OCTOBER 16, 2018

Dear Shareholders,

Braskem S.A.’s management (“Braskem” or “Company”) sends this management’s proposal (“Proposal”) related to the Extraordinary General Meeting of Braskem to be held on October 16, 2018, at 10 AM, at the Company’s head office, located at Rua Eteno, no 1.561, Polo Petroquímico, in the City of Camaçari, State of Bahia (“Meeting”), in compliance with the provisions of Ruling No. 481 of December 17, 2009, issued by the Brazilian Securities Commission (“CVM”), as amended (“CVM Ruling 481”).

Strictly in compliance with the corporate law and in line with our commitment of continuously seeking the best Corporate Governance practices, we invite the Shareholders to participate in the Meeting that will address the agenda below, and which will take place on the date, time and location indicated above.

1)                 Change of members of the Company’s Board of Directors due to: (i) the appointment of Mr. João Carlos Trigo de Loureiro, current effective member of the Board of Directors, for one of the open seats for alternate member of the Company’s Board of Directors; and (ii) appointment of three (3) new members for the Company’s Board of Directors, two (2) of which as effective members and one (1) as alternate member, all of them appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), for the remaining ongoing term, which shall end upon the Annual General Meeting that will resolve on the Company’s financial statements of the fiscal year to be ended on December 31, 2019;

The Company’s Management proposes that the shareholders resolve on the change of the Company’s Board of Directors due to: (i) the appointment of Mr. João Carlos Trigo de Loureiro, current effective member of the Company’s Board of Director, for one of the open seats for alternate member of the Company’s Board of Directors; and (ii) appointment of three (3) new members for the Company’s Board of Directors, two (2) of which as effective members, replacing Mr. Marcus Vinicius de Oliveira Magalhães and Mr. João Carlos Trigo de Loureiro, and one (1) new alternate member for the other open alternate seat of the Company’s Board of Directors all of them appointed by the shareholder Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), for the remaining ongoing term, which shall end upon the Annual General Meeting that will resolve on the Company’s financial statements of the fiscal year to be ended on December 31, 2019.

Exhibit I of this Proposal lists and presents information on the candidates appointed by Petrobras, as per article 10, item I, of CVM Ruling 481.

2)                 Amendment to article 4 of the Company's Bylaws as a result of the share conversion exercised by minority shareholder of class "B" preferred shares;

The Administration of the Company proposes that the shareholders resolve on the amendment to article 4 of the Company's Bylaws as a result of the share conversion exercised by minority shareholder of class "B" preferred shares, in order to reflect its updated share capital, which shall increase from eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (BRL 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and eighteen thousand, six hundred and four (797,218,604) shares - of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares; three hundred and forty-five million, forty-nine thousand, six hundred and twenty-two (345,049,622) are class "A" preferred shares; and five hundred thousand, three hundred and thirty (500,330) are class "B" preferred shares - to eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (BRL 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and eighteen thousand, five hundred and fifty-four (797,218,554) shares - of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares; three hundred and forty-five million, forty-nine thousand, six hundred and seventy-two (345,049,672) are class "A" preferred shares; and five hundred thousand, two hundred and thirty (500,230) are class "B" preferred shares.

The origin and justification of the proposed amendment, its legal and economic effects, as well as the version of article 4 of the Company's Bylaws marked with the proposed amendments, pursuant to article 11, item “II”, of CVM Ruling 481, are included in Exhibit II of this Proposal. In addition, a copy of the Bylaws containing the highlighted amendments, in accordance with article 11, item “I” of CVM Ruling 481, can be found in Exhibit III of this Proposal.

3)                 Amendment to article 26, item (xviii) of the Company’s Bylaws, in order to change the definition of related parties, which will observe the Company’s policy on the matter and will no longer contain the exception of the agreements for the supply of raw material, and to increase the minimum thresholds for board approval.

The Administration of the Company proposes that the shareholders resolve on the amendment of item (xviii) of article 26 of the Company’s Bylaws to exclude the exception of the raw materials supply agreements from the Board of Directors’ responsibility that deals with agreements with related parties,  to include a reference to the company’s policy on the matter, as well as to increase  the minimum thresholds for board approval, considering that the Company decided to review and improve the concept of related parties used in its policies and, for this purpose, it must amend its Bylaws in order to ensure the consistency of the new definition in the Company’s guiding documents, the best practices of corporate governance and the new reality of the company.

The origin and justification of the proposed amendment, its legal and economic effects, pursuant to article 11, item “II”, of CVM Ruling 481, are included in Exhibit II of this Proposal. In addition, a copy of the Bylaws containing the highlighted amendments, in accordance with article 11, item “I”, of CVM Ruling 481, can be found in Exhibit III of this Proposal.

Shareholders’ Representation:

The participation of the Shareholder in the Meeting may be in person or by a proxy duly appointed. Detailed guidelines regarding the documentation required for the representation are set forth in this Proposal, in the Call Notice for the Meeting disclosed on this date and in item 12.2 of the Company's Reference Form. Additional information of the participation in the Meeting is described below:

•                    In person or through Power of Attorney: with the purpose of speeding the works of the Meeting, the Administration of the Company requests that the Shareholders send the following documents to the Company at the office located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, with at least 72 hours prior to the date scheduled for the Meeting: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of the shares within eight (08) days prior to the date scheduled for the Meeting; (ii) the power of attorney, in accordance with the law, in case the Shareholder is being represented, with the Grantor’s signature duly authenticated, consularized, or with an apostille (as applicable) and sworn translation, accompanied by the corporate documents, bylaws or articles of association, the minutes of election of the Board of Directors (if any) and minutes of election of the Executive Office, if the Shareholder is a legal entity; and/or (iii) with regard to the Shareholders taking part of the fungible custody of registered shares, a statement of the respective ownership interest, issued by the competent body. Shareholders or their legal representatives shall attend the Meeting in possession of the proper identification documents.

However, it is worth stressing that under Paragraph 2 of article 5 of CVM Ruling 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

There shall be no distance voting under CVM Ruling 481 for the purpose of the Meeting.

The Company shall not accept powers of attorney granted by shareholders by electronic means.

Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

*       *       *

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON OCTOBER 16, 2018

EXHIBIT	PAGE
EXHIBIT I – Indication of managers to occupy the positions of effective and alternate members of the Company’s Board of Directors, according to information provided in items 12.5 to 12.10 of the Reference Form, under the terms of article 10, item I, of CVM Ruling 481.	6

EXHIBIT II - Report of amendments to articles 4 and 26, item (xviii), of the Company’s Bylaws, detailing the origin and justification of the proposed amendments, their legal and economic effects, pursuant to article 11, item “II”, of CVM Ruling 481, in the form of a spreadsheet.	16

EXHIBIT III - Copy of the Company’s Bylaws with emphasis on the proposed amendments, pursuant to article 11, item “I”, of CVM Ruling 481.	18

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

Publicly-Held Company

EXHIBIT I

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON OCTOBER 16, 2018

Appointment of candidates to fill the positions of effective and alternate members of the Company’s Board of Directors, according to information presented in items 12.5 to 12.10 of the Reference Form, pursuant to article 10, item I, of CVM Ruling 481.

12.5 / 12.6 – Composition and professional experience of the management and fiscal council

CANDIDATES TO THE BOARD OF DIRECTORS
Name	Date of birth	Management body	Date of election	Term	Number of consecutive terms of office
CPF	Profession	Elective position indicated	Date of investiture	Indicated by the controller	Total meetings held by the respective body since investiture
Other positions and offices held at the Company					Meetings attendance percentage (%)
RICARDO BALDIN	07/14/1954	Belongs only to the Board of Directors	10/16/2018	To remain in office for the remaining ongoing term until the 2020 AGM	0
163.678.040-72	Accountant	Independent Board of Directors (Effective)	10/16/2018	No	-
No other positions or offices held at the Company					-
FÁBIO VENTURELLI	10/25/1965	Belongs only to the Board of Directors	10/16/2018	To remain in office for the remaining ongoing term until the 2020 AGM	0
114.256.038-40	Production Engineer	Independent Board of Directors (Effective)	10/16/2018	No	-
No other positions or offices held at the Company					-

CANDIDATES TO THE BOARD OF DIRECTORS
Name	Date of birth	Management body	Date of election	Term	Number of consecutive terms of office
CPF	Profession	Elective position indicated	Date of investiture	Indicated by the controller	Total meetings held by the respective body since investiture
Other positions and offices held at the Company					Meetings attendance percentage (%)
LARRY CARRIS CARDOSO	07/07/1975	Belongs only to the Board of Directors	10/16/2018	To remain in office for the remaining ongoing term until the 2020 AGM	0
003.129.007-83	Economist	Board of Directors (Alternate)	10/16/2018	No	-
No other positions or offices held at the Company					-
JOÃO CARLOS TRIGO DE LOUREIRO	10/27/1952	Belongs only to the Board of Directors	10/16/2018	To remain in office for the remaining ongoing term until the 2020 AGM	2
245.706.997-15	Economist	Board of Directors (Alternate)	04/30/2018	No	-
Effective Member of the Company’s Strategy and Communication Committee.					100%

Professional experience / Declaration of possible convictions / Independence Criteria

RICARDO BALDIN – CPF 163.678.040-72

Mr. Ricardo Baldin was appointed for an effective member position in our Board of Directors by Petrobras. Mr. Ricardo Baldin holds a bachelor’s degree in accounting sciences, has been an independent auditor for 31 years and is a former member of PricewaterhouseCoopers Auditores Independentes. He was an Executive Officer of Banco Itaú Unibanco’s internal audit for six years, Comptrollership, Technology and Risk Officer at BNDES for one year and one month, member of the Board of Directors of Ecorodovias and coordinator of the Audit Committee as of April 2018. Currently he works as alternate fiscal director for Fundo Garantidor de Crédito (since May 2018), Coordinator of the Audit Committee of Alpargatas S.A. (since April 2018) and business consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI. Mr. Ricardo Baldin states that he has no: (a) criminal conviction; (b) adverse decision against him in administrative proceedings of the CVM; and (c) adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Ricardo Baldin declares that he is not a politically exposed person and that he does not occupy a position in a third-sector organization.

FÁBIO VENTURELLI– CPF 114.256.038-40

Mr. Fábio Venturelli was appointed for an effective member position in our Board of Directors by Petrobras. Mr. Fábio Venturelli holds a degree in Production Engineering by the Escola Politécnica of the Federal University of São Paulo (1988), an MBA by FIA/FEA (1991) and a Young Management Program (YMP) by INSEAD, in France (2000). He is been acting for over 25 years in the areas of Corporate Management, Global Business Management and Trade Management, being largely skilled in the management of national and international businesses. He began his career at The Dow Chemical, where he held several positions in Brazil and in the United States, including as Global Officer for Business and Corporate Officer for Strategic Development from 1989 to 2007. In 2007 he accepted the challenge to lead São Martinho as CEO, having a crucial role in the company’s strategic development, multiplying its income by three and its market value by two. These accomplishments are the results of a series of strategic decisions involving brownfields, greenfields, mergers and acquisitions combined with a relevant cogeneration potential. Fabio Venturelli was awarded the Executivo de Valor prize by the newspaper Valor Econômico in 2012, 2013, 2016, 2017 and 2018, in addition to being deemed one of the best CEOs in Brazil by Forbes magazine, in 2017. Fábio is also a member of the Board of Directors of CTC – Centro de Tecnologia Canavieira S.A. and COINFRA – Conselho Superior de Infraestrutura da FIESP. Mr. Fábio Venturelli states that he has no: (a) criminal conviction; (b) adverse decision against him in administrative proceedings of the CVM; and (c) adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Fábio Venturelli declares that he is not a politically exposed person and that he does not occupy a position in a third-sector organization.

LARRY CARRIS CARDOSO – CPF 003.129.007-83

Mr. Larry Carris Cardoso was appointed for an alternate member position in our Board of Directors by Petrobras. Mr. Larry Carris Cardoso holds a degree in Economics by the Federal University of Rio de Janeiro (1996), where he also obtained his Masters’ Degree in 1998 and PhD in 2000. From 1998 to 2004 he worked as an Economics Professor at Faculdade Moraes Júnior and Universidade Estácio de Sá. In 2001 and 2002 he was Petrobras’ exchange coordinator and from 2004 to 2007, he was member of Petros’ Investments Committee. Between 2003 and 2011 he worked as Sectorial Manager of Financial Operations for Petrobras’ Internal Market; between 2011 and 2013 as Financial Availabilities Manager; between 2013 and 2014 as Corporate Loans Manager, and currently as General Manager for Loans (since May 2014). He worked as member of the Fiscal Council of FCC – Fábrica Carioca de Catalizadores from 2012 to 2014. Mr. Larry Carris Cardoso states that he has no: (a) criminal conviction; (b) adverse decision against him in administrative proceedings of the CVM; and (c) adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Larry Carris Cardoso declares that he is not a politically exposed person and that he does not occupy a position in a third-sector organization.

JOÃO CARLOS TRIGO DE LOUREIRO – 245.706.997-15

Mr. João Carlos Trigo de Loureiro was appointed for an alternate member position in our Board of Directors by Petrobras. He has 40 years of professional experience, of which more than 6 years abroad (France), with large management experience. Since 2015 he holds the position of Manager of Interests in Petrochemical and Biofuel Companies at Petrobras. Mr. Loureiro has a degree in Economics from Universidade Candido Mendes and an Executive MBA in Oil and Gas from Coppe - UFRJ. Mr. João Carlos Trigo de Loureiro does not occupy an administration position in any third sector organization. Mr. Trigo states that he has no: (a) criminal conviction; (b) any adverse decision in administrative proceedings of the CVM; and (c) any adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Trigo states that he is not a politically exposed person.

12.7 / 12.8 – Composition of the committees created by the Bylaws and the audit, financial and compensation committees

As set forth in article 26, item VI, of the Company’s Bylaws, the Board of Directors may, among other activities, create specialized committees to support its resolution processes, as well as to approve any possible internal regulations of such committees. In that sense, the data related to the current composition of the Company’s Committees is below, it being appropriate to emphasize that the curriculum vitae of the members of the Committees listed below are in item 12.5 above, regarding the qualification of those recommended to be part of the Board of Directors of the Company.

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of participation in the meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of Consecutive Terms of Office
Other positions/duties exercised at the issuer
JOÃO CARLOS TRIGO DE LOUREIRO	Other Committees		Economist	04/07/2016	2 years	100%
245.706.997-15		Member of the Committee (Effective)	10/27/1952	04/07/2016	2
Member of the Company’s Board of Directors	STRATEGY & COMMUNICATION COMMITTEE/

12.9 - Existence of spousal relation, stable union or next-of-kin status up to the 2nd degree between:

There are no marital relationships, of stable union or kinship to be disclosed.

(a) Company Managers.

There is no family relationship to be disclosed.

(b) (i) Company’s administrators; and (ii) administrators of directly or indirectly controlled companies of the Company.

There is no family relationship to be disclosed.

(c) (i) Company managers or managers of its directly or indirectly controlled companies; and (ii) direct or indirect controlling shareholders of the Company.

There is no family relationship to be disclosed.

(d) (i) Company managers and (ii) managers of direct or indirect controlling companies of the Company

There is no family relationship to be disclosed.

12.10 – Relationships of subordination, provision of services or control between managers and controlled companies, controlling companies and others

2017

Identification	CPF/CNPJ	Type of relationship between the Manager and the related person	Type of related person

LARRY CARRIS CARDOSO Alternate Member of the Board of Directors	003.129.007-83	Subordination	Supplier
Related Person
Petróleo Brasileiro S.A. – Petrobras Mr. Larry Carrais Cardoso is the Petrobras’ General Manager for Loans.	33.000.167/0001-1

JOÃO CARLOS TRIGO DE LOUREIRO

Alternate Member of the Board of Directors

Related Person

Petrobras Biocombustível S.A.

Mr. João Carlos Trigo is a Manager of Interests in Petrochemical and Biofuel Companies of Petrobras

	245.706.997-15 10.144.628/0005-48	Subordination	Supplier

2016

Identification	CPF/CNPJ	Type of relationship between the Manager and the related person	Type of related person
LARRY CARRIS CARDOSO Alternate Member of the Board of Directors	003.129.007-83	Subordination	Supplier
Related Person
Petróleo Brasileiro S.A. – Petrobras Mr. Larry Carrais Cardoso is the Petrobras’ General Manager for Loans.	33.000.167/0001-1

JOÃO CARLOS TRIGO DE LOUREIRO

Alternate Member of the Board of Directors

Related Person

Petrobras Biocombustível S.A.

Mr. João Carlos is a Manager of Interests in Petrochemical and Biofuel Companies of Petrobras

	245.706.997-15 10.144.628/0005-48	Subordination	Supplier

2015

Identification	CPF/CNPJ	Type of relationship between the Manager and the related person	Type of related person
LARRY CARRIS CARDOSO Alternate Member of the Board of Directors	003.129.007-83	Subordination	Supplier
Related Person
Petróleo Brasileiro S.A. – Petrobras Mr. Larry Carrais Cardoso is the Petrobras’ General Manager for Loans.	33.000.167/0001-1

JOÃO CARLOS TRIGO DE LOUREIRO

Alternate Member of the Board of Directors

Related Person

Petrobras Biocombustíveis S.A.

Mr. João Carlos is a Manager of Interests in Petrochemical and Biofuel Companies of Petrobras

	245.706.997-15 10.144.628/0005-48	Subordination	Supplier

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

Publicly-Held Company

EXHIBIT II

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON OCTOBER 16, 2018

Report of amendments to article 26, item (xviii), of the Company’s Bylaws, detailing the origin and justification of the proposed amendments, and analyzing their legal and economic effects, pursuant to article 11, item “II”, of CVM Ruling 481, in the form of a spreadsheet.

CURRENT WORDING	PROPOSED WORDING	ORIGIN, JUSTIFICATION AND LEGAL AND ECONOMIC EFFECTS OF THE PROPOSED AMENDMENTS

Article 4

The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (BRL 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and eighteen thousand, six hundred and four (797,218,604) shares, of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares; three hundred and forty-five million, forty-nine thousand, six hundred and twenty-two (345,049,622) are class “A” preferred shares; and five hundred thousand, three hundred and thirty (500,330) are class “B” preferred shares.”

Article 4

The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos, (BRL 8,043,222,080.50), divided into ~~seven hundred and ninety-seven million, two hundred and eighteen thousand, six hundred and four (797,218,604)~~   seven hundred and ninety-seven million, two hundred and eighteen thousand, five hundred and fifty-four (797,218,554) shares, of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares,  ~~three hundred and forty-five million, forty-nine thousand, six hundred and twenty-two (345,049,622)~~  three hundred and forty-five million, forty-nine thousand, six hundred and seventy-two (345,049,672) are class “A” preferred shares; and ~~five hundred thousand, three hundred and thirty (500,330)~~ five hundred thousand, two hundred and thirty (500,230) are class “B” preferred shares.

Origin and justification of the proposed amendment:

The amendment results from the exercise by the minority shareholder of the right to convert class "B" preferred shares into class "A" preferred shares, in the ratio of two (2) class "B" preferred shares for each class "A" preferred share. This is a faculty established by article 6, paragraph 3, of the Company's Bylaws, so that the amendment to the Bylaws only reflects the result of the conversion. For the purposes of this amendment, one hundred (100) class "B" preferred shares were converted into fifty (50) class "A" preferred shares.

Legal and economic effects of the proposed amendments:

The Company does not foresee any legal and economic effects which may materially affect any other shareholder or the Company itself.

Article 26, item (xviii)

It is incumbent upon the Board of Directors to:

(...)

(xviii) decide on contracts, except those for the provision of raw materials, between the Company, or any of its controlled companies, on the one part, and any of its shareholders holding common shares, any administrator of the Company, its controlling companies or controlled companies or related parties, on the other part, in amounts exceeding five million Reais (BRL 5,000,000.00) per transaction or jointly exceeding fifteen million Reais (BRL 15,000,000.00) per fiscal year;

(...)

Article 26, item (xviii)

It is incumbent upon the Board of Directors to:

(...)

(xviii) deciding on the execution of contracts~~, except those for the provision of raw materials~~, between the Company, or any of its controlled companies, on the one part, and any of its related parties, as defined in the Company’s policy on this subject, ~~its shareholders holding common shares, any administrator of the Company, its controlling companies, controlled companies or related parties~~, on the other part, in amounts exceeding ~~five million Reais (BRL 5,000,000.00) per transaction or jointly exceeding fifteen million Reais (BRL 15,000,000.00) per fiscal year;~~ twenty million Reais (BRL 20,000,000.00) per transaction or jointly exceeding sixty million Reais (BRL 60,000,000.00) per fiscal year;

(...)

Origin and justification of the proposed amendment:

The proposed amendment intends to exclude the exception of the raw materials supply agreements from the Board of Directors’ responsibility that deals with agreements with related parties,  the inclusion of a reference to the company’s policy on the matter, and the increase of the minimum thresholds for board approval, considering that the Company decided to review and improve the concept of related parties used in its policies and, for this purpose, it must reflect the new concept in its Bylaws in order to ensure the consistency of the new definition in the Company’s guiding documents, the best practices of corporate governance and the new reality of the company.

Legal and economic effects of the proposed amendments:

The Company does not foresee any legal and economic effects which may materially affect any other shareholder or the Company itself.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

Publicly-Held Company

EXHIBIT III

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON OCTOBER 16, 2018

Copy of the Company’s Bylaws with emphasis on the proposed amendments, pursuant to article 11, item I, of CVM Ruling 481.

BRASKEM S.A.

CNPJ/MF Nº 42.150.391/0001-70

NIRE 29.300.006.939

Publicly-Held Company

BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1

BRASKEM S.A., a publicly-held company, with its principal place of business and jurisdiction in the City of Camaçari, State of Bahia, which shall be governed by these Bylaws and by applicable law.

Paragraph 1 – Due to listing of the Company within the Level 1 segment of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros [São Paulo Stock Exchange] (“BM&FBovespa”), the Company, its shareholders, Administrators and Fiscal Council members are subject to the provisions in the BM&FBovespa Level 1 Listing Regulation (“Regulation”).

Paragraph 2 - The Company may, through a document signed by its Executive Board, constitute, transfer or close branches, agencies and offices in any part of Brazil or abroad.

Article 2

The objectives of the Company are as follows:

DOCS - 3918255v1

a)   the manufacture, trading, import and export of chemical and petrochemical products and petrochemical derivatives;

b)   production, distribution and trading of utilities such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services;

c)   production, distribution and trading of electricity for its own consumption and that of other companies;

d)   holding equity interest in other companies, pursuant to Law No. 6,404/76, as partner or shareholder;

e)   the manufacture, distribution, trading, import and export of gasoline, diesel, liquefied petroleum gas (LPG), and other oil derivatives;

f)    the transportation, representation and consignment of petrochemical products and by-products, compounds and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers and their respective manufactured products;

g)   the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company; and

h)   the provision of services related to the activities above.

Article 3

The Company’s term of duration is unspecified.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 4

The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos, (BRL 8,043,222,080.50), divided into ~~seven hundred and ninety-seven million, two hundred and eighteen thousand, six hundred and four (797,218,604)~~ seven hundred and ninety-seven million, two hundred and eighteen thousand, five hundred and fifty-four (797,218,554) shares, of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares,  ~~three hundred and forty-five million, forty-nine thousand, six hundred and twenty-two (345,049,622)~~  three hundred and forty-five million, forty-nine thousand, six hundred and seventy-two (345,049,672) are  class “A” preferred shares; and ~~five hundred thousand, three hundred and thirty (500,330)~~ five hundred thousand, two hundred and thirty (500,230) are class “B” preferred shares.

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Paragraph 1 - Regardless of amendments to the Bylaws, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock until it reaches a total of one billion, one hundred and fifty-two million, nine hundred and thirty-seven thousand, nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty-five million, six hundred and sixty-one thousand, seven hundred and thirty-one (535,661,731) are to be common shares, six hundred and sixteen million, six hundred and eighty-two thousand, four hundred and twenty-one (616,682,421) are to be Class “A” preferred shares, and five hundred and ninety-three thousand, eight hundred and eighteen (593.818) are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company (“Authorized Capital”).

Paragraph 2 - The proportion verified above between the numbers of shares of the various classes of the Company’s preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of Law No. 6,404/76.

Article 5

The class "B" preferred shares shall be paid up with the funds set forth in the legislation regarding tax incentives for the Northeast region undertakings.

Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No. 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No. 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers.

Article 6

All shares of the Company are in the book-entry form and shall be kept in an escrow account with a financial institution in the name of the holders thereof, without the issuance of certificates.

Paragraph 1 - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of paragraph 3 of Art. 35, of Law No. 6,404/76.

Paragraph 2 - The General Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish: a) the number of shares to be converted; b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur.

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Paragraph 3 - With regard to the class “B” preferred shares, once the period of non-transferability established in special legislation has elapsed, said shares may be converted into class “A” preferred shares at any time, through a written request to the Company, in the proportion of two (2) class “B” preferred shares received for each class “A” preferred share converted.

Paragraph 4 - All of the Company’s shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws.

Article 7

Subscription and payment in full for the shares will be subject to the following criteria:

a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis;

b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation;

c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase;

d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting;

e) there will be no preemptive right for the subscription of shares issued under the special Law on tax incentives (Article 172, sole paragraph, of Law No. 6,404/76; the holders of shares subscribed with funds from tax incentives will also have no preemptive right for the subscription of new shares.

f) without affecting the terms of the sole paragraph below, in exercising preemptive rights to subscribe to new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication of the respective notice to shareholders;

g) the Company may issue subscription warrants at the decision of the Board of Directors, up to the limit of the Authorized Capital.

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Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law.

Article 8

Each common share gives the right to one vote in the resolutions of the General Meeting.

Article 9

Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges:

a) Class “A” and “B” preferred shares will have equal priority in the distribution in each fiscal year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item “g” below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a resolution by the General Meeting or the Board of Directors, if there is a distribution of interim dividends (Article 44, Paragraph 4), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same fiscal year:

b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item “a” of this article;

c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item “g” below, the class “A” preferred shares will have equal claim with the common shares to the distribution of the remaining income. The class “B” preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item “a” of this article;

d) only the common and class “A” preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock;

e) the class “A” and “B” preferred shares are guaranteed priority in the reimbursement of the Capital Stock;

f) full payment for the subscription of shares by FINOR will be affected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription;

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h) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market.

Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive fiscal years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of Law No. 6,404/76.

CHAPTER III

JOINT SALE RIGHTS

Article 10

In the event that the controllers of the Company dispose control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the controlling stake and affected through the financial institution responsible for the custody of the Company’s shares, a public offer for the purchase of all shares issued by the Company, regardless of the type or class of share, for the same price per share paid to the disposing shareholder(s).

Article 11

For the purposes of article 10 above, 'control transfer' means the sale, assignment and/or transfer of shares representing the Company's control, which takes from the seller the condition of controlling party in relation to the Company, either individually or jointly with third parties, to any company that is not (a) the direct or indirect controlling person of the seller; (b) directly controlled by the sellers’ controlling persons through participation in the controlling block; or (c) directly or indirectly controlled by the seller.

Sole Paragraph - Notwithstanding the terms of Article 11 above, the sale, disposal and/or transfer of shares of the Company will not be considered a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareholders of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling block.

Article 12

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The tag-along right set out in this Chapter III shall not apply in case the transfer of the Company's control occurs: (a) as the result of a court decision or act, such as judicial seizure or adjudication in an execution or (b) as the result of a final decision by regulatory authorities, including the Administrative Council for Economic Defense (CADE), that obliges the controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold.

CHAPTER IV

PERMANENT BODIES OF THE COMPANY

Article 13

The following are permanent bodies of the Company:

a) the General Meeting;

b) the Board of Directors;

c) the Executive Board;

d) the Fiscal Council.

CHAPTER V

GENERAL MEETING

Article 14

The General Meeting will be held ordinarily during the first four months following the end of each fiscal year; and extraordinarily whenever the interests of the Company so require.

Sole Paragraph - The General Meeting will be called by the Board of Directors or as established by law.

Article 15

Call notice for the General Meeting shall be made by the press, observing the legal provisions.

Article 16

Only the shareholders whose shares are held in escrow by the financial institution indicated by the Company, up to eight (8) days prior to the date of the General Meeting, may take part of the General Meeting.

Paragraph 1 - Shareholders may appoint proxies pursuant to the terms of the law and rules published by the Brazilian Securities and Exchange Commission.

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Paragraph 2 – For the purposes of exercising the right set forth in paragraph 4 of article 141 of Law No. 6,404/76, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement.

Paragraph 3 – After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting.

Article 17

The General Meeting shall, in addition to other duties ascribed thereto by law, resolve on the following matters:

(i)                 altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital of Stock of the Company is divided;

(ii)               creation of classes of preferred shares more favorable than the existing classes;

(iii)             conversion of preferred shares into common shares of the Company;

(iv)              participation in a group of companies, according to the definition contained in Article 265 of Law No. 6404/76;

(v)                amendment to the Company’s bylaws;

(vi)              increase or reduction of the Company’s Capital of Stock beyond the limit of the authorized capital, as well as redemption or amortization of its shares;

(vii)            transformation, consolidation, spin-off, merger or merger of shares involving the Company;

(viii)          increase or reduction in the number of members in the Company’s Board of Directors;

(ix)              ruling of bankruptcy, judicial and extrajudicial reorganization of the Company, or, furthermore, winding-up, liquidation or lifting of the liquidation;

(x)                alteration of the dividends policy or the minimum mandatory dividends set forth in the Company’s bylaws;

(xi)              issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiii, below;

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(xii)            decision on the delisting of shares or, if delisted, the obtaining of any new registration of the Company as a publicly-held Company;

(xiii)          appraisal of the assets which the shareholder contributes to the Capital of Stock increase;

(xiv)          election and replacement of members of the Board of Directors and Fiscal Council; and

(xv)            determination of the annual compensation of administrators.

CHAPTER VI

THE BOARD OF DIRECTORS

Article 18

The Company's Board of Directors shall be made up of eleven (11) members and their respective alternates, whether shareholders or not, resident in Brazil or abroad, elected and removable at any time by the General Meeting.

Paragraph 1 – At least twenty percent (20%) of the members of the Board of Directors shall be independent directors, in accordance with the definition contained in the Company's policies.

Paragraph 2 – When, by virtue of compliance with the percentage referred to in Paragraph 1 above, the result is a fractional number of directors, there shall be made a rounding up to the subsequent whole number.

Paragraph 3 – The directors elected by separate vote shall be considered independent.

Article 19

The General Meeting shall define, among the members of the Board of Directors, the Chairman and Vice-Chairman, and may replace them at any time, observing the provisions in the Shareholders' Agreements filed at the Company's headquarters.

Sole Paragraph – The position of Chief Executive Officer and Chairman of the Board of Directors cannot be held at the same time by the same individual except in the cases and under the terms set out in the Regulation.

Article 20

The members of the Board of Directors shall have a unified term of office of two (2) years, with reelection being permitted.

Sole Paragraph - The members of the Board of Directors will take office by signing the deeds of investiture drawn up in the Book of Minutes of the Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Term of Consent of the Managers set forth in the Regulation and the polices in effect at the Company and will remain in their positions until their successors take office.

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Article 21

The term of office of the Chairman and Vice Chairman shall be two (2) years, with reelection being permitted.

Article 22

In their absences or temporary impairment, the members of the Board of Directors shall be replaced by their respective alternates. In the absences or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In the absence and/or temporary and simultaneous impairment of the Chairman and the Vice-Chairman, the Chairman will nominate one of the other members of the Board to replace him/her as President of the Board of Directors.

Article 23

In the case of vacancy in the position of Board Member, the substitute shall automatically be the respective alternate in case another Board Member is not appointed by the remaining Board Members among the alternate Board Members, observing the provisions in the Shareholders' Agreements filed at the Company's headquarters, who shall serve until the first General Meeting in which his/her name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member.

Article 24

The Board of Directors shall meet ordinarily every three (3) months and extraordinarily whenever the Chairman, Vice Chairman or any two (2) of its members call such meeting.

Paragraph 1- Between the day of calling and the day of holding the meeting of the Board of Directors, an interval of at least ten (10) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty-eight (48) hours, in addition to making duly supported agenda available.

Paragraph 2 - The Board of Directors will only deliberate in the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and resolutions will be taken by a majority vote, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 25

The aggregate annual compensation of the Company’s managers shall be established by the General Meeting, and the individual compensation shall be established by the Board of Directors.

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Article 26

It is incumbent upon the Board of Directors to:

(i)                 generally direct the business of the Company;

(ii)               deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than one hundred million Reais (R$ 100,000,000.00);

(iii)             deciding the Company’s Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as yearly and multi-year budgets, and monitoring implementation thereof;

(iv)             approving proposals for policies to be applied generally within the Company, including the contracting of insurance;

(v)               providing an opinion on the management report and financial statements at the end of each fiscal year, as well as on the proposal for the distribution of net profits ascertained, as well as allocation of reserves;

(vi)             approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees;

(vii)           approving the criteria for the employee participation in the profit sharing program;

(viii)         appointing and dismissing the Directors of the Company and establishing their attributions and compensation, pursuant to the aggregate budget established by the General Meeting, the provisions of these bylaws and the Shareholders’ Agreements filed at the Company’s headquarters;

(ix)             monitoring management, examining at any time, the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts;

(x)               appointing and replacing the independent auditors of the Company and its controlled companies;

(xi)             calling the Annual and Extraordinary General Meeting(s);

(xii)           submitting to the General Meeting proposals regarding consolidation, spin-off, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital;

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(xiii)         deciding on the participation of the Company in companies, partnerships, profit and non-profit associations or consortiums;

(xiv)          approving the acquisition of assets (except those classified under the item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in the annual amounts exceeding two hundred million Reais (R$200,000,000.00), in accordance with the Company’s Business Plan;

(xv)            approving the acquisition of assets for the non-current assets (recorded under the item “investments”) of the Company or its controlled companies, in transactions that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

(xvi)          approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

(xvii)        deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed, or exceeding three hundred and fifty million Reais (R$ 350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non-current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies;

(xviii)      deciding on the execution of contracts~~, except those for the supply of raw materials~~, between the Company, or any of its controlled companies, on the one part, and any of its related parties, as defined in the Company’s policy on this subject, ~~its shareholders holding common shares, any administrator of the Company, its controlling companies, controlled companies or related parties~~, on the other part, in amounts exceeding; ~~five million Reais (BRL 5,000,000.00) per transaction or jointly exceeding fifteen million Reais (BRL 15,000,000.00) per fiscal year;~~ twenty million Reais (BRL 20,000,000.00) per transaction or jointly exceeding sixty million Reais (BRL 60,000,000.00) per fiscal year;

(xix)          setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere;

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(xx)            deciding on the granting or guarantees by the Company or its controlled companies for any value related to obligations assumed by third parties that are not controlled companies of the Company;

(xxi)          deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution (“commercial paper”);

(xxii)        approving the program for repurchase of shares of the Company or any of its publicly-held controlled companies to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission;

(xxiii)       approving the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares;

(xxiv)      approving the granting by the Company to its administrators or employees, or individuals providing services to the Company or a company under its control, stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting;

(xxv)        approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company;

(xxvi)      approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission;

(xxvii)    instructing the representatives of the Company at its controlled companies to exercise the right to vote, with regard to the matters set forth (a) in items i; ii; iii; vi; vii; and xi; in which cases, provided that there is another shareholder other then the Company and/or other companies controlled by the Company; (b) in item v, when it comes to amendments to the corporate purpose; and (c) in items ix and xii, all of Article 17 of these Bylaws, always except for the operations and transactions already approved by the Board of Directors;

(xxviii)   deciding, within the limits of its authority, on cases not covered by these bylaws; and

(xxix)      authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company.

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Article 27

The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions:

a) calling and directing the meetings of the Board of Directors; and

b) calling the General Meeting, subject to approval by the Board of Directors.

Article 28

The Vice-Chairman, or in his/her absence, whoever is nominated by the Chairman under the terms of Article 22, will be responsible for replacing the Chairman whenever the latter is absent or incapacitated and, further, in the event of a vacancy, will occupy the position of Chairman until a new incumbent is elected.

CHAPTER VII

COMPLIANCE

Article 29

The Company shall have a permanent Compliance Committee composed of at least three (3) independent members of the Board of Directors, appointed by the Board itself, in accordance with the Internal Regulations of said Committee.

Article 30

The Company's shall have a department dedicated to compliance activities, to be led by a member of the senior management. The main individual responsible for it shall report directly to the Compliance and Audit Committee, not being subordinated to or bound to any other area or to any Company Officer, and who shall be ensured the powers necessary to make sure that their duties are performed independently.

CHAPTER VIII

EXECUTIVE BOARD

Article 31

The Executive Board will consist of at least four (4) and at most ten (10) individuals, with one Chief Executive Officer elected by the Board of Directors and removable thereby at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 32

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The Executive Board officers will have a term of office of three (3) years.

Sole Paragraph - The Officers will take office by signing the deeds of investiture drawn up in the Book of Minutes of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the Term of Consent of Managers set forth in the Regulation, and the polices in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office.

Article 33

In the absence and incapacitation of any of the Officers, it shall be incumbent upon the Chief Executive Officer to appoint the respective substitute thereof from among the other Officers, who shall accumulate the duties thereof, observing the provisions set forth in the Shareholders’ Agreements filed at the  Company’s headquarters.

Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for designating his/her substitute.

Article 34

In the event of vacancy of the position of Officer, it shall be incumbent upon the Board of Directors to elect the substitute who will exercise the position for the remaining period of the term of office, observing the provisions in the Shareholders’ Agreements filed at the Company’s headquarters.

Article 35

The Executive Board will be responsible for:

a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies;

b) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors and the General Meeting.

Article 36

The Chief Executive Officer will be responsible for:

a) proposing the overall organizational macrostructure of the Company to the Board of Directors;

b) defining the areas of authority and coordinating the actions of the Officers in implementing the Company’s Business Plan;

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c) calling and presiding over meetings of the Executive Board;

d) submitting the Business Plan to approval by the Board of Directors; and

e) proposing polices to the Board of Directors for general application in the Company.

Article 37

The remaining Officers will be responsible for carrying out actions and managing within the attributions defined in the basic management structure.

Sole Paragraph – Without prejudice to the provisions of Article 39 hereof, any two (2) Officers shall represent the Company as either plaintiff or defendant, in or out of court.

Article 38

The Company has the option of appointing attorneys-in-fact, with the respective instrument necessarily signed by two members of the Executive Office.

Sole Paragraph - The powers of attorney must specify the powers granted and the duration of the term of office, which shall be limited to a maximum of one (1) year, except for those granted for representation of the Company in legal or administrative proceedings or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office.

Article 39

Except for the cases established in these Bylaws, the Company will only be bound by documents signed jointly by:

a) two (2) Officers; or

b) one Officer and one Attorney-in-Fact, or two Attorneys-in-Fact with specific powers granted in accordance with Article 38 of these Bylaws.

Paragraph 1 - The following acts may be signed only by one (1) Officer, or by one (1) Attorney-in Fact, appointed according to these Bylaws:

a) the endorsement of checks and money orders for deposit in the Company’s bank account;

b) authorizations to make transactions in the blocked account of the Unemployment Compensation Fund (FGTS);

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c) the registration and issue of documents regarding to labor, tax and customs and digital certification related matters; and

d) the receipt of any amounts due by signing the receipts and giving release.

Paragraph 2 - In special cases, express powers may be granted to only one Officer or Attorney-in-Fact in order to carry out acts specified in the relevant documents, with due regard to the rule set forth in the Article 38 of these Bylaws.

Article 40

The Executive Board will meet when summoned by the Chief Executive Officer.

Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article 33, Sole Paragraph.

Article 41

The Executive Board is prohibited from:

a) taking out loans with institutions that are not members of the official or private banking network, whether within Brazil or abroad, unless expressly authorized by the Board of Directors;

b) performing acts of any nature relating to business or operations that are not consistent with the Company’s objectives, such as the provision of guarantees on third-party liabilities, except to controlled companies, or if expressly authorized by the Board of Directors.

CHAPTER IX

FISCAL COUNCIL

Article 42

The Fiscal Council, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders’ Agreements filed at the Company’s headquarters shall operate on a permanent basis, in accordance with the Law.

Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, provided that they jointly represent ten per cent (10%) or more of the voting shares.

Article 43

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The term of office of the Fiscal Council shall be of one (1) year, with re-election permitted, such that the election must always occur at the Ordinary General Meeting.

Paragraph 1 – The Directors will be invested in office upon the execution of deeds of investiture drawn-up in the Book of Minutes of the Fiscal Council Meetings, as well as the other documents required by the applicable legislation and the term of consent and/or adhesion to the polices in effect at the Company, remaining in their posts with full exercise of their duties until their substitutes take office.

Paragraph 2 – In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate in case no other Director is appointed by the remaining Directors form among the alternate Directors, pursuant to the provision of the Shareholders’ Agreements filed at the Company’s headquarters, and shall act until the first General Meeting in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member.

Paragraph 3 – The Fiscal Council shall adopt its own Regulations, which will establish procedures regarding its duties.

Article 44

The members of the Fiscal Council shall be entitled to compensation to be set forth by the Meeting that elects them, observing the provisions of Law in this regard.

CHAPTER X

FISCAL YEAR, FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFITS

Article 45

The fiscal year begins on January 1 and ends on December 31 of each year.

Article 46

The financial statements set forth by Law shall be prepared at the end of each fiscal year, based on the commercial bookkeeping of the Company.

Paragraph 1 - Profit sharing eventually attributable to the Company’s managers will be deducted from the net income for the fiscal year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Ordinary General Meeting, observing the legal limits on the same, the OGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item “c” of these bylaws have been guaranteed to the common shares.

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Paragraph 2 - Of the net income verified in accordance with the Law, five percent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty percent (20%) of the capital stock.

Paragraph 3 - Shareholders will be entitled to receive a mandatory dividend of twenty-five percent (25%) of the net income for the fiscal year, determined at the end of each fiscal year according to the terms of the law pursuant to the rights granted by the law and the bylaws to the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the fiscal year, calculated in accordance with Article 202 of Law No.6,404/76, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned:

a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and

b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class “A” preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend.

Paragraph 4 - The Company may, at its discretion, draw up quarterly and/or half-yearly financial statements. If there is positive net income in such statements, early dividends may be distributed in accordance with the terms of the law, by prior resolution of the Board of Directors, ad referendum of the General Meeting.

Paragraph 5 - The Board of Directors may declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets.

Paragraph 6 - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the  paragraph 3 of Article 46 of these bylaws, respectively.

Article 47

The dividends and the interest on net equity, object of paragraph 6 of Article 46, attributed to the shareholders shall not earn interest and, if not claimed after three (3) years counted from the data of the start of payment of each dividend or interest on net equity, shall inure on behalf of the Company.

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CHAPTER XI

SHAREHOLDERS' AGREEMENTS

Article 48

The Shareholders Agreements duly registered at the Company’s headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercising voting rights or power of control, will be respected by the Company, by Management and by the Chairman of the General Meetings.

Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding on third parties as soon as such agreements have been registered in the Company’s books. Company management will ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, act in accordance with the terms established in law.

CHAPTER XII

GENERAL PROVISIONS

Article 49

The Company shall be wound-up in the cases set forth by Law.

Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent upon the General Meeting to determine the manner of liquidation, appoint the liquidator and the Fiscal Council that will function during the liquidation period.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.